Exhibit 99.1

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom issues Announcement
Pursuant to NASDAQ Marketplace Rule 4350(b)

MONTREAL, May 16, 2005 ― SR Telecom Inc. (TSX: SRX; NASDAQ: SRXA) announced today that its financial statements for the year ended December 31, 2004 contained in its annual report filed on Form 20-F for the year ended December 31, 2004 as filed with the Securities Exchange Commission included an audit report containing going concern qualifications from its independent registered chartered accountants. This announcement is being made in compliance with NASDAQ Marketplace Rule 4350(b), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification. This announcement does not represent any change or amendment to the Corporation’s 2004 financial statements, or its annual report on Form 20-F. The reasons for the going concern qualifications are set forth in the Corporation’s annual report on Form 20-F for the year ended December 31, 2004 under the caption “Item 5. Operating and Financial Review and Prospects”.

About SR Telecom
SR TELECOM (TSX: SRX, NASDAQ: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, ANGEL, AIRSTAR, SWING and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783